Exhibit 99.1

Spark Networks® Announces Conference Call to Discuss First Half 2018 Financial Results

BERLIN, GERMANY / PRNewswire / August 3, 2018 / Spark Networks SE (NYSE American: LOV) will release first half 2018 financial results on Thursday, August 30, 2018 before the open of the financial markets. The Company will host a conference call at 8:30 a.m. Eastern Time to discuss these financial results with the investment community.

Call Title: Spark Networks SE First Half 2018 Earnings Conference Call

Toll-Free (United States): 1-877-705-6003

Toll-Free (Germany): 0-800-182-0040

International: 1-201-493-6725

In addition, the Company will host a webcast of the call which will be accessible in the Investor Relations section of the Company's website at http://investor.spark.net.

A replay will begin approximately three hours after completion of the call and run until September 13, 2018.

Replay

Toll-Free (United States): 1-844-512-2921

International: 1-412-317-6671

Passcode: 13682333

Other Event

The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2017 with the U.S. Securities and Exchange Commission on April 25, 2018. Upon request, the Company will provide a hard copy of its annual report, which contains its audited financial statements, free of charge to its shareholders, ADS holders, and prospective investors.

Written requests should be directed to:

Spark Networks SE

Attn: Annual Reports

Kohlfurter Straße 41/43

Berlin 10999

Germany

Alternatively, email requests may be directed to investor@spark.net.

About Spark Networks SE:

Spark Networks SE is a leading global dating company with a portfolio of premium brands designed for singles seeking serious relationships. These brands include EliteSingles, Jdate, Christian Mingle, Silver Singles, eDarling, JSwipe and Attractive World. Formed in 2017 through the merger of Affinitas GmbH and Spark Networks, Inc., the Company has a presence in 29 countries worldwide and is publicly listed on the NYSE American exchange under the ticker symbol “LOV.”

Source: Spark Networks SE.